SPARTA COMMERCIAL SERVICES, INC.
462 Seventh Ave., 20th Floor,
New York, NY 10018.

June 4, 2007

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Sparta Commercial Services, Inc.
Pre-Effective Amendment No. 2 to Form SB-2 (Registration No. - 333-133644)
Form AW-Application for Withdrawal

Ladies and Gentlemen:

Sparta Commercial Services, Inc., a Nevada corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 (Registration No. 333-133644), filed on April 30, 2007 (the “Pre-Effective Amendment”).

The Registrant is requesting the withdrawal of the Pre-Effective Amendment because the Pre-Effective Amendment was miscoded in EDGAR as a Pre Effective Amendment rather than a proper coding of POS AM. The Registrant re-filed the Post-Effective Amendment with a POS AM coding on June 4, 2007. None of the Registrant’s securities were sold pursuant to the Pre-Effective Amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Pre-Effective Amendment be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Pre-Effective Amendment to the undersigned via mail at 462 Seventh Ave., 20th Floor, New York, NY 10018.

If you have questions regarding the foregoing application for withdrawal, please call Robert Newman at Jones Garneau LLP, outside counsel to the Registrant, at (914) 472-2300.

Sincerely, SPARTA COMMERCIAL SERVICES, INC. By: /s/ Anthony W. Adler Anthony W. Adler, Executive Vice President and Interim Chief Financial Officer